UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5 )*

Reunion Industries, Inc. (Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE (Title of Class of Securities)
761312-10-7 (CUSIP Number)
Charles E. Bradley, Sr.
c/o Stanwich Consulting Corp.
One Stamford Landing - 62 Southfield Avenue
Stamford, CT 06902
(203) 325-0551
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. (     )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 761312-10-7

1.	Names of Reporting Persons. Charles E. Bradley, Sr.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 345,476

	8.	Shared Voting Power 100,000

	9.	Sole Dispositive Power 345,476

	10.	Shared Dispositive Power 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,476

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( X )

13.	Percent of Class Represented by Amount in Row (11) 2.7

14.	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 761312-10-7

1.	Names of Reporting Persons. Kimball J. Bradley

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,192,321

	8.	Shared Voting Power 4,310,813

	9.	Sole Dispositive Power 2,192,321

	10.	Shared Dispositive Power 4,310,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,503,134

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 38.5

14.	Type of Reporting Person IN

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SCHEDULE 13D
CUSIP No. 761312-10-7

1.	Names of Reporting Persons. Charles E. Bradley, Sr. Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Connecticut, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,310,813

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,310,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,310,813

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 25.9

14.	Type of Reporting Person PN

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Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Stock"), of Reunion Industries, Inc., a Delaware corporation (“Reunion”). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

Item 2. Identity and Background.

1.  Charles E. Bradley, Sr.

Mr. Bradley is the Chairman of the Board, Chief Executive Officer and a Director of Reunion. Mr. Bradley’s business address is c/o Stanwich Consulting Corp., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is a citizen of the United States.
During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.  Charles E. Bradley, Sr. Family Limited Partnership.

The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is c/o Kimball J. Bradley, 5 Twin Court, Pittsburgh, PA 15215. Mr. K. Bradley is the sole general partner of the Bradley FLP.
During the last five years neither the Bradley FLP nor Mr. K. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  Kimball J. Bradley

Kimball J. Bradley is the President and Chief Operating Officer and a director of Reunion. Mr. K. Bradley’s business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.
During the last five years Mr. K. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

The following transactions in the Common Stock by or involving the Reporting Persons are reported herein:
On June 21, 2005 and June 26, 2005, employee stock options held by Mr. K. Bradley to purchase, respectively, 66,666 and 33,333 shares of Common Stock became exercisable. On December 1, 2005 an employee stock option held by Mr. K. Bradley to purchase 100,000 shares of Common Stock will become exercisable. On June 21, 2005 Mr. K. Bradley purchased 258,000 shares of Common Stock from Reunion at a price of $0.18 per share. He paid for these shares by canceling $46,440 of Reunion’s indebtedness to him.
On June 21, 2005, Mr. Bradley purchased 120,000 shares of Common Stock from Reunion at a price of $0.18 per share. He paid for these shares by canceling $21,600 of Reunion’s indebtedness to him. On June 21, 2005 an employee stock option held by Mr. Bradley to purchase 33,333 shares of Common Stock became exercisable. On December 1, 2005 an employee stock option held by Mr. Bradley to purchase 33,333 shares of Common Stock will become exercisable.
As a result of the transactions or events described above in this Item 3, (a) Mr. Bradley’s beneficial ownership of Common Stock has increased from 1.6%, as previously reported, to 2.7%, (b) Mr. K. Bradley’s beneficial ownership of Common Stock has increased from 36.8%, as previously reported, to 38.5%, and (c) the Bradley FLP’s beneficial ownership of Common Stock has decreased from 26.5%, as previously reported, to 25.9%.

Item 4. Purpose of Transaction

The purchases of Common Stock reported in Item 3 were made by Mr. K. Bradley and Mr. Bradley for investment purposes. The Reporting Persons have purchased and sold Common Stock previously. The Reporting Persons also intend to influence the control of Reunion, inasmuch as Mr. Bradley and Mr. K. Bradley are directors of Reunion, and are, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time in the future.
As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions described in Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a)
The Bradley FLP owns, in the aggregate, 4,310,813 shares of Common Stock, or approximately 25.9%, of the 16,656,519 issued and outstanding shares of the Common Stock (the “Outstanding Common Stock”).
Mr. Bradley individually owns 245,477 shares of the Common Stock. He is the president, sole director and a shareholder of Hanna Investment Corp. (“Hanna”) and, therefore, may be deemed to beneficially own the 100,000 shares of the Common Stock held by Hanna. Mr. Bradley also holds currently exercisable employee stock options to purchase 66,666 shares of Common Stock and an employee stock to purchase 33,333 shares of Common Stock that will become exercisable on December 1, 2005. Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 445,476 shares of Common Stock, or approximately 2.7% of the sum of (1) Outstanding Common Stock plus (2) the shares of Common Stock subject to the options referred to in the preceding sentence. Mr. Bradley and his wife own limited partnership interests of, respectively, 28% and 1% in the Bradley FLP. However, because they have no voting or dispositive powers with respect to the shares of Common Stock held by the Bradley FLP, Mr. Bradley disclaims any beneficial ownership interest in such shares, for purposes of Rule 13d-3 of the Securities and Exchange Commission.
Mr. K. Bradley individually owns 1,858,989 shares of Common Stock. He is the general partner of the Bradley FLP, and therefore may be deemed to beneficially own the 4,310,813 shares of Common Stock held by the Bradley FLP. Mr. K. Bradley also holds currently exercisable employee stock options to purchase a total of 233,332 shares of Common Stock and an employee stock option to purchase 100,000 shares of Common Stock that will become exercisable on December 1, 2005. Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 6,503,134 shares of Common Stock of Reunion, or approximately 38.5% of the sum of (1) Outstanding Common Stock plus (2) the shares of Common Stock subject to the options referred to in the preceding sentence.
In addition to the options referred to above, Mr. K. Bradley and Mr. Bradley hold employee stock options to purchase, respectively, 266,668 and 100,001 shares of Common Stock. However, because such options are not exercisable currently or within 60 days of the date of this Amendment No. 5, the shares subject to such options are not included in the beneficial ownership reported herein.

(b)
Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. K. Bradley may be deemed to share the power to dispose of and to vote the 4,310,813 shares of Common Stock held by the Bradley FLP. The Bradley FLP’s power to dispose of and to vote these shares is based upon its record ownership of these shares. Mr. K. Bradley’s power to direct the disposition of and to vote these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP.
Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose of the 100,000 shares of Common Stock held by Hanna, based upon his relationships as an officer, director and shareholder of Hanna.
Mr. Bradley has the sole power to vote and the sole power to dispose of 345,476 of the shares of Common Stock beneficially owned by him, based upon his record ownership of such shares, subject to the qualification that 99,999 of such shares, being subject to unexercised options, are not currently outstanding.
Mr. K. Bradley has the sole power to vote and dispose of 2,192,321 of the shares of Common Stock of Reunion beneficially owned by him, based upon his record ownership of such shares, subject to the qualification that 333,332 of such shares, being subject to unexercised options, are not currently outstanding.

(c)	There were no transactions in the Common Stock by or involving the Reporting Persons during the past 60 days.

(d)
Pursuant to the Securities Pledge Agreement dated as of May 1, 1993 (the “U.S. Bank Pledge Agreement”) among the Bradley FLP, the John Grier Family Limited Partnership, and U.S. Bank National Association, as successor Collateral Agent to State Street Bank and Trust Company and the First National Bank of Boston (the “Collateral Agent”), the Bradley FLP pledged 4,145,247 shares of the Common Stock to secure the obligations of Reunion under the Indenture, dated as of May 1, 1993, as amended, between Reunion and the Collateral Agent, as Trustee, relating to certain Senior Notes issued by Reunion in 1993 ( the “Indenture”).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See subparagraph (d) of Item 5 regarding the U.S. Bank Pledge Agreement.

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Item 7. Material to be Filed as Exhibits. Joint Filing Agreement among Mr. Bradley, Mr. K. Bradley and the Bradley FLP.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2005
Charles E Bradley Family Limited Partnership
By:	/s/ Kimball J. Bradley Kimball J. Bradley
Title:	General Partner

By:	/s/ Charles E. Bradley, Sr. Charles E. Bradley, Sr.

By:	/s/ Kimball J. Bradley Kimball J. Bradley

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